AGREEMENT

This Agreement (this "Agreement") is made and entered into as of April 26, 2018 by and among Aegean Marine Petroleum Network Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Company"), RBM Holdings LLC ("RBM") and the additional signatories set forth on Exhibit A hereto (together with RBM, the "RBM Parties", and each of them, the Company and RBM, a "Party" to this Agreement, and collectively, the "Parties").

RECITALS

WHEREAS, RBM has engaged in various discussions and communications with the Company concerning the Company's business, financial performance and strategic plans; and

WHEREAS, as of the date hereof, the Company, RBM and the other RBM Parties have determined to come to an agreement with respect to the composition of the Board of Directors of the Company (the "Board") and certain other matters, as provided in this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.   Board and Committee Appointments and Related Agreements.

   a.   Board Appointments

      i.   The Company agrees that the Board and all applicable committees and subcommittees of the Board shall take all necessary actions, effective immediately following the execution of this Agreement and satisfaction of the conditions set forth herein, to (A) set the size of the Board at seven (7) members and (B) nominate and appoint Tyler Baron, Donald Moore and Raymond Bartoszek (the "Agreed Appointees") as directors of the Company as follows: (A) Tyler Baron and Donald Moore, in each case as Class B directors with terms expiring at the Company's 2020 Annual Meeting of Shareholders and (B) Raymond Bartoszek (the "Class C Appointee"), as a Class C director with a term expiring at the Company's 2018 Annual Meeting of Shareholders (the "2018 Annual Meeting").

      ii.   The Company agrees that the Board shall nominate, recommend, support and solicit proxies solely for (A) the Class C Appointee as a Class C director with a term expiring at the Company's 2021 Annual Meeting of Shareholders and (B) George J. Konomos as a Class C director, with a term expiring at the Company's 2021 Annual Meeting of Shareholders (the "Continuing Director") for election to the Board at the Company's 2018 Annual Meeting. For the avoidance of doubt, the Company shall recommend, support and solicit proxies for the election of the Class C Appointee (or Replacement Director, if applicable) in the same manner as the Continuing Director and shall only recommend, support and solicit proxies for the election of the Class C Appointee (or Replacement Director, if applicable) and the Continuing Director. The Company shall hold the 2018 Annual Meeting no later than August 1, 2018 and its 2019 Annual Meeting of Shareholders no later than August 1, 2019.

iii. In the event any Agreed Appointee (or any Replacement Director) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director or is removed as a director or ceases to be a director for any other reason (including as the result of a failure to receive the requisite number of votes at the applicable Annual Meeting of Shareholders of the Company), subject to the terms of this Section 1(a)(iii), with respect to such Agreed Appointee, RBM or its Designee (as defined below) shall have the ability to recommend a substitute Agreed Appointee in accordance with the process set forth in Section 1(a)(iv) below (a "Replacement Director"); provided, however, if at such time as RBM or its Designee would have the right to appoint a Replacement Director hereunder, the RBM Parties, in the aggregate, own less than the lesser of 1% of the then outstanding Common Stock and 406,404 shares of Common Stock (subject to adjustments for stock splits, reclassifications, combinations and similar adjustments), RBM or its Designee shall not have the right to appoint such Replacement Director. Subject to NYSE rules and applicable law, upon a Replacement Director's appointment to the Board, the Board and all applicable committees and subcommittees of the Board shall take all necessary actions to appoint such Replacement Director to any applicable committee or subcommittee of the Board of which the replaced director was a member immediately prior to such director's resignation. Subject to NYSE rules and applicable law, until such time as any Replacement Director is appointed to any applicable committee or subcommittee, one of the other Agreed Appointees (as designated by RBM or its Designee) who meets the requirements for membership on such committee or subcommittee will serve as an interim member of such applicable committee or subcommittee. Any Replacement Director designated pursuant to this Section 1(a)(iii) to replace the Class C Appointee or Replacement Director prior to the mailing of the Company's definitive proxy statement for the 2018 Annual Meeting, shall stand for election at the 2018 Annual Meeting together with the Company's other director nominee.

iv. The Replacement Director must be an individual that is either (A) a member, partner, employee or affiliate of RBM or (B) another individual, who in the case of either (A) or (B) qualifies as "independent" pursuant to New York Stock Exchange ("NYSE") listing standards (other than any standards that take into account ownership of any shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock") or other securities of the Company) (together, the "Board Criteria"). The Nominating and Corporate Governance Committee of the Board (the "Nominating Committee") shall make its determination and recommendation which it shall undertake reasonably and in good faith and which shall be limited to only whether any candidate recommended as a Replacement Director meets the Board Criteria within five (5) business days following written receipt of such recommendation from RBM or its Designee; provided that any Replacement Director candidate who is a member, partner, employee or affiliate of RBM will be deemed to satisfy the Board Criteria and will be approved and appointed to the Board within (5) five business days of such designation from RBM or its Designee so long as such Replacement Director candidate qualifies as "independent" pursuant to NYSE listing standards (other than any standards that take into account ownership of any Common Stock or other securities of the Company) and submits all completed documentation required pursuant to Section 1(h)(v) reasonably satisfactorily to the Nominating Committee; provided, further, that RBM and the other RBM Parties agree that, at any time, only two of RBM's three Agreed Appointees (including, for the avoidance of doubt, any Replacement Director(s) then on the Board) may be citizens or residents of the United States under Rule 405 of the Securities Act of 1933, as amended, and Rule 3b-4(c) of the Exchange Act (as defined below). Without limiting the rights of RBM in accordance with the proviso to the previous sentence, in the event the Nominating Committee does not accept a Replacement Director candidate recommended by RBM or its Designee, RBM or its Designee shall have the right to recommend further Replacement Director candidates whose appointment shall be subject to the Nominating Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Replacement Director candidate by the Nominating Committee, the Board shall take all actions necessary to appoint such Replacement Director candidate to the Board no later than five (5) business days after the Nominating Committee's recommendation of such Replacement Director candidate; provided, however, that if the Board, in breach of its obligation hereunder, subject to the conditions herein, to appoint any Replacement Director candidate recommended by the Nominating Committee, does not appoint a candidate recommended by RBM or its Designee as a Replacement Director to the Board pursuant to this Section 1(a)(iv), the Parties shall continue to follow the procedures of this Section 1(a)(iv) until a Replacement Director recommended by RBM or its Designee shall have been appointed to the Board. Effective upon the appointment of a Replacement Director to the Board, such Replacement Director will be considered an Agreed Appointee for all purposes of this Agreement. The RBM Parties shall beneficially own, as of the record date for the 2018 Annual Meeting, at least the lesser of 1% of the then outstanding Common Stock and 406,404 shares of Common Stock (subject to adjustments for stock splits, reclassifications, combinations and similar adjustments).

v.   The Board shall not take any action to increase the size of the Board to more than seven (7) directors, without the prior written consent of RBM or Tyler Baron, as the authorized designee of RBM (its "Designee").

vi.   The Company agrees that neither the Board nor any applicable committees and subcommittees of the Board shall change or seek to change the classes on which the Board members serve, other than with RBM's or its Designee's prior written consent or as necessary in connection with the nomination of directors at the 2018 Annual Meeting in accordance with Section 1(a)(ii) or as otherwise set forth in Section 1(a)(ii) (provided that the Board will not move an Agreed Appointee from the class to which such Agreed Appointee was appointed in accordance with Section 1(a)(i) or reduce the number of Class B or Class C directors below two directors without RBM's or its Designee's prior written consent).

vii.   The Company agrees that it will nominate two (and only two) directors who shall be Class A directors for election at the 2019 Annual Meeting.

viii.   In the event that any of Yiannis N. Papanicolaou, Spyridon Fokas, George Konomos or Konstantinos Koutsomitopoulos (or any replacement thereof pursuant to this Section 1(a)(viii)) is (A) unable or unwilling to serve as a director and ceases to be a director, (B) resigns as a director, (C) is removed as a director or (D) ceases to be a director for any other reason (including as a result of a failure to receive the requisite number of votes at the applicable Annual Meeting of the Shareholders of the Company), such director shall be replaced by a new director recommended to the Board by the Nominating Committee and, immediately thereafter, appointed by the Board, provided that any substitute director so designated to replace a director who qualified as "independent" pursuant to the listing standards of the NYSE shall also qualify as "independent," and any substitute director so designated to replace a director who

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was not a citizen or resident of the United States shall also not be a citizen or resident of the United States.

ix.   The Company agrees that the Board and all applicable committees of the Board, effective no later than immediately following the appointment of each Agreed Appointee, will "approve" the Agreed Appointees for purposes of any change of control, "continuing directors", "proxy put", or similar provisions in the Company's material contracts.

b.   Special Committee.

RBM or its Designee shall have the right to designate one-half (rounded up to the nearest whole number) of the members of the Special Committee of the Board reviewing strategic alternatives for the Company (the "Special Committee") and the other one-half of the members of the Special Committee shall be designated by the current directors of the Company (or any replacement(s) thereof). The Board and all applicable committees and subcommittees of the Board shall take all necessary actions to promptly appoint such designees to the Special Committee. RBM hereby designates Donald Moore and Tyler Baron as its initial designees to serve on the Special Committee, and immediately following the appointment of such Agreed Appointees to the Board, the Board and all applicable committees and subcommittees of the Board shall take all necessary actions to appoint Donald Moore and Tyler Baron to the Special Committee. The Board and all applicable committees and subcommittees of the Board shall take all necessary actions to promptly establish two Co-Chairman positions of the Special Committee and to cause one of the Co-Chairman to be one of the Company's current directors, designated by the Company's current directors, and one to be an Agreed Appointee, designated by RBM or its Designee. Neither the Board nor any committee or subcommittee of the Board shall increase the size of the Special Committee without RBM's or its Designee's prior written consent.

c.   Nominating Committee.

RBM or its Designee shall have the right to designate one-half (rounded up to the nearest whole number) of the members of the Nominating Committee and the other one-half of the members of the Nominating Committee shall be designated by the current directors of the Company (or any replacement(s) thereof). The Board and all applicable committees and subcommittees of the Board shall take all necessary actions to promptly appoint such designees to the Nominating Committee. RBM hereby designates Raymond Bartoszek and Donald Moore as its initial designees to serve on the Nominating Committee, and immediately following the appointment of such Agreed Appointees to the Board, the Board and all applicable committees and subcommittees of the Board shall take all necessary actions to appoint Raymond Bartoszek and Donald Moore to the Nominating Committee. Neither the Board nor any committee or subcommittee of the Board shall increase the size of the Nominating Committee without RBM's or its Designee's prior written consent.

d.   Audit Committee.

RBM or its Designee shall have the right to designate the number of members equivalent to one-third (rounded up to the nearest whole number) of the members of the Audit Committee of the Board (the "Audit Committee") and the other two-thirds of the members of the Audit

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Committee shall be designated by the current directors of the Company (or any replacement(s) thereof). The Board and all applicable committees and subcommittees of the Board shall take all necessary actions to promptly appoint such designee(s) to the Audit Committee. RBM hereby designates Donald Moore as its initial designee to serve on the Audit Committee, and immediately following the appointment of such Agreed Appointee to the Board, the Board and all applicable committees and subcommittees of the Board shall take all necessary actions to appoint Donald Moore to the Audit Committee. The Company acknowledges and agrees that Donald Moore qualifies to serve on the Audit Committee. Neither the Board nor any committee or subcommittee of the Board shall increase the size of the Audit Committee without RBM's or its Designee's prior written consent.

    e.   <u>Compensation Committee</u>.

    RBM or its Designee shall have the right to designate the number of members equivalent to one-third (rounded up to the nearest whole number) of the members of the Compensation Committee of the Board (the "<u>Compensation Committee</u>") and the other two-thirds of the members of the Compensation Committee shall be designated by the current directors of the Company (or any replacement(s) thereof). The Board and all applicable committees and subcommittees of the Board shall take all necessary actions to promptly appoint such designee(s) to the Compensation Committee. RBM hereby designates one of either Raymond Bartoszek or Tyler Baron, as RBM or its Designee may further confirm in writing, as its initial designee to serve on the Compensation Committee, and immediately following the appointment of such Agreed Appointees to the Board, the Board and all applicable committees and subcommittees of the Board shall take all necessary actions to appoint whichever of Raymond Bartoszek or Tyler Baron RBM or its Designee further confirms in writing to the Compensation Committee. Neither the Board nor any committee or subcommittee of the Board shall increase the size of the Compensation Committee without RBM's or its Designee's prior written consent.

    f.   <u>New Advisory Committee</u>.

    As promptly as practicable but in any event within ten (10) business days following the date of this Agreement, the Board shall establish an advisory committee of the Board which shall be named the "Advisory Committee" (the "<u>Advisory Committee</u>") to review the Company's convertible notes due in November 2018, and make recommendations to the Board related to the Company's convertible notes due in November 2018, and neither the Board nor any applicable committee or subcommittee shall take any action to disband the Advisory Committee without RBM's or its Designee's prior written consent. The Advisory Committee shall be comprised of two of the Agreed Appointees, as designated by RBM or its Designee from time to time, and one of Company's current directors (or replacement(s) thereof). Neither the Board nor any committee or subcommittee of the Board shall increase the size of the Advisory Committee without RBM's or its Designee's prior written consent. The members of the Advisory Committee shall initially be Tyler Baron and Donald Moore. After the date of this Agreement, the Advisory Committee may meet to organize, plan and commence the evaluation and review to be performed by the Advisory Committee to be established in accordance with this <u>Section 1(f)</u>.

    g.   <u>Chairman</u>.

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The Board and all applicable committees and subcommittees of the Board shall take all necessary actions to promptly, after the appointment of the Agreed Appointees to the Board in accordance with Section 1(a)(i), hold an election by the Board of a new Chairman of the Board.

h.   Additional Agreements.

i.   RBM and each other RBM Party shall comply, and shall cause each of its respective controlled Affiliates and controlled Associates to comply, with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or controlled Associate. As used in this Agreement, the terms "Affiliate" and "Associate" shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the "Exchange Act") and shall include all persons or entities that at any time become Affiliates or Associates of any person or entity referred to in this Agreement.

ii.   The Company agrees to provide RBM's Agreed Appointees with reasonable access to the Company's Chief Financial Officer to discuss the Company's business and financial affairs from time to time during the term of this Agreement, and the Company further agrees to cause the Company's Chief Financial Officer to engage in such discussions.

iii.   Notwithstanding anything in this Agreement to the contrary, the RBM Parties agree that each such RBM Party shall not, and such RBM Party shall cause its controlled Affiliates or controlled Associates not to, seek or submit nominations for more than one candidate for election to the Board at the 2019 Annual Meeting.

iv.   The RBM Parties shall appear in person or by proxy at the 2018 Annual Meeting and vote all shares of Common Stock beneficially owned by the RBM Parties at the 2018 Annual Meeting (A) in favor of each of the Company's nominees (to the extent nominated in compliance with this Agreement) and (B) in favor of the ratification of the appointment of the Board's nominee (as determined by a majority vote of the Board, after giving effect to the appointments contemplated by this Agreement) of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2018.

v.   The Company agrees that, assuming that the information submitted by each Agreed Appointee is and remains true and correct in all material respects, each Agreed Appointee satisfies the Board Criteria. The RBM Parties acknowledge that, prior to execution of this Agreement and prior to being appointed to the Board in accordance with this Agreement, each Agreed Appointee has submitted to the Company a fully completed copy of the Company's standard director and officer questionnaire in connection with the appointment or election of new Board members. Any Replacement Director shall also promptly (but in any event prior to being appointed to the Board in accordance with this Agreement) submit to the Company a fully completed copy of the Company's standard director and officer questionnaire in connection with the appointment or election of new Board members.

vi.   The Company agrees that neither RBM nor any other RBM Party nor any of their respective Affiliates (other than any Agreed Appointee who is a director of the

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Board and a partner or employee of RBM, such other RBM Party or any of their respective Affiliates, solely in his or her individual capacity as a director) is subject to the Company's Code of Ethics or any other guideline or policy of the Company with respect to service on the Board, including any such provisions related to trading in Common Stock or other securities of the Company.

vii.   The Company hereby acknowledges that any Agreed Appointee may have certain rights to other indemnification, advancement of expenses and/or insurance from sources outside of the Company and its insurers (collectively, the "Other Indemnitors"). The Company hereby agrees (A) that, solely with respect to actions of an Agreed Appointee in his or her capacity as a member of the Board (or in such other capacity pursuant to which such Agreed Appointee is entitled to indemnification under the Company's certificate of incorporation, bylaws or any other written agreement between the Company and an Indemnitee (collectively, and as each may be amended or supplemented from time to time, the "Indemnification Agreements")), it is the indemnitor of first resort (i.e., its obligations to the Agreed Appointee (the "Indemnitees" and each, an "Indemnitee") are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnitee are secondary), (B) solely to the extent (1) legally permitted, and (2) required by the terms of the Indemnification Agreements, that it shall be required to advance the full amount of expenses incurred by an Indemnitee and shall be liable for the full amount of all losses, claims, damages, liabilities and expenses (including reasonable attorneys' fees, judgments, fines, penalties and amounts paid in settlement), and (C) that it irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Other Indemnitors on behalf of an Indemnitee with respect to any claim for which such Indemnitee has sought indemnification from the Company shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnitee against the Company. The Company and each Indemnitee agree that the Other Indemnitors are express third party beneficiaries of the terms of this Section 1(h)(vii).

viii.   The Board or any applicable committee or subcommittee of the Board shall not implement any policy restricting the ability of any member of the Board to attend meetings of the Board or any member of such committee or subcommittee to attend meetings of its committees or subcommittees, except to the extent (A) required by law or (B) advised by legal counsel is (1) necessary to avoid any potential conflict of interest or (2) otherwise inconsistent with the Board's fiduciary duties. The Board and any committees or subcommittees of the Board will not remove any Agreed Appointee, or any current director of the Company, from a committee or subcommittee of the Board, except as required by law or (A) with RBM's or its Designee's prior written consent, in the case of a member who is an Agreed Appointee, or (B) with the consent of the current directors of the Company (or any replacement(s) thereof), in the case of a member who is a current director of the Company (or any replacement(s) thereof).

ix.   The Board will not create any "executive committee" of the Board, or delegate to any existing or new committee of the Board, responsibilities substantially similar to those of an executive committee. Other than as expressly set forth in this Agreement, the

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Board and each committee and subcommittee of the Board shall take all actions necessary to ensure that, each committee and subcommittee of the Board does not delegate to any existing or new committee of the Board, responsibilities substantially similar to those of any existing committee. Prior to the date hereof, the Company has not taken any actions that would be deemed violations of this Section 1(h)(ix) if taken after the execution of this Agreement that have not been previously disclosed. If so requested by each Agreed Appointee (including, for the avoidance of doubt, any Replacement Director), the Board shall appoint such Agreed Appointee then serving on the Board to any committee of the Board other than the Nominating Committee, the Audit Committee, the Nominating Committee, the Special Committee or the Advisory Committee.

x.   RBM shall promptly cause the matter captioned *RBM Holdings LLC* v. *Aegean Marine Petroleum Network Inc., et al*, docket No. 1:18-cv-02085 (the "Action"), pending before the U.S. District Court for the Southern District of New York to be voluntarily dismissed with prejudice, and, for the avoidance of doubt, the temporary restraining order issued in such Action to be dissolved. Simultaneously with the execution of this Agreement, RBM and its members shall execute a release in the form attached hereto as Exhibit B, and simultaneously with the execution of this Agreement or promptly thereafter RBM shall deliver to the Company releases in the form attached hereto as Exhibit B by or on behalf of all other members of the "Committee for Aegean Accountability" or of the "group" disclosed in the Schedule 13D referenced in Section (2)(a)(ii) below or any amendments thereto. Following execution of this Agreement, RBM shall provide, as promptly as practicable, evidence reasonably satisfactory to the Company's outside counsel of the authority of any person delivering such a release on behalf of any other person to act on such person's behalf in connection with such release. Simultaneously with the execution of this Agreement, Tyler Baron and any Affiliate shall, and hereby does, formally withdraw notice of nomination to the Board of any person other than the three Agreed Appointees named in this Agreement. The dismissal of the Action with prejudice, the dissolution of such temporary restraining order, the due execution and delivery of such releases and the withdrawal of such notice of nomination shall be a condition to the continued effectiveness of this Agreement.

2.   Standstill Provisions.

a.   Each RBM Party agrees that, from the date of this Agreement until the earliest of (x) the date that is thirty (30) calendar days prior to the deadline for the submission of shareholder nominations for the Company's 2019 Annual Meeting of Shareholders pursuant to the Company's Amended & Restated Bylaws, (y) the date that is one hundred (100) days prior to the first anniversary of the 2018 Annual Meeting and (z) such time, no earlier than immediately after the conclusion of the 2018 Annual Meeting, as no Agreed Appointee (or Replacement Director) is serving on the Board and RBM or its Designee has notified the Company in writing that they will not seek to fill such vacancy (the "Standstill Period"), each RBM Party shall not, and each RBM Party shall cause each of its controlled Affiliates and controlled Associates not to, in each case directly or indirectly, in any manner:

i.   engage in any solicitation of proxies or consents or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of shareholders), in each case, with respect to securities of the Company;

ii.   form, join or in any way knowingly participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the shares of Common Stock (other than as disclosed in the Schedule 13D, originally filed with the Securities and Exchange Commission on December 20, 2017 by RBM and, for the avoidance of doubt, that does not include any other entities or persons which were not party to such Schedule 13D); provided, however, that nothing herein shall limit the ability of an Affiliate of any RBM Party to join a "group" with such RBM Party following the execution of this Agreement;

iii.   deposit any shares of Common Stock in any voting trust or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of any shares of Common Stock, other than any such voting trust, arrangement or agreement solely among the members of RBM and the RBM Parties and otherwise in accordance with this Agreement;

iv.   seek or submit, or knowingly encourage any person or entity to seek or submit, nomination(s) in furtherance of a "contested solicitation" for the appointment, election or removal of directors with respect to the Company or seek, knowingly encourage or take any other action with respect to the appointment, election or removal of any directors, in each case in opposition to the recommendation of the Board; provided, however, that nothing in this Agreement shall prevent RBM or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the Company's 2019 Annual Meeting of Shareholders so long as RBM and the other RBM Parties comply with the limitations set forth in Section 1(h)(iii) and such actions do not create a public disclosure obligation for any RBM Party or the Company and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with RBM's normal practices in the circumstances;

v.   (A) make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Company or through any referendum of shareholders, (B) make any offer or proposal (with or without conditions) with respect to any merger, scheme of arrangement, takeover offer, acquisition, recapitalization, restructuring, disposition or other business combination involving any RBM Party (or its Affiliates) and the Company, (C) affirmatively solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, scheme of arrangements, takeover offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company, or publicly encourage, initiate or support any third party in making such an offer or proposal, or (D) call or seek to call a special meeting of shareholders;

vi.   seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

vii.   advise, knowingly encourage, knowingly support or knowingly influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of shareholders, except in accordance with Section 1; or

viii.   make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any Party.

b.   Except as expressly provided in <u>Section 1</u> or <u>Section 2(a)</u>, each RBM Party shall be entitled to (i) vote the shares of Common Stock that it beneficially owns as it determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any shareholder proposal or other matter to be voted on by the shareholders of the Company and the reasons therefor (in each case, subject to <u>Section 1(h)(iv)</u>).

c.   Nothing in this Agreement shall be deemed to limit the exercise by an Agreed Appointee of such person's duties solely in such person's individual capacity as a director of the Company.

3.   <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to the RBM Parties that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereunder, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, and assuming due execution by each counterparty thereto, constitute valid and binding obligations and agreements of the Company, enforceable against the Company in accordance with their terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by the Company do not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement to which the Company is a party or by which it is bound.

4.   <u>Representations and Warranties of RBM Parties</u>.

Each RBM Party severally and not jointly represents and warrants to the Company that (a) the authorized signatory of such RBM Party set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind such RBM Party thereunder, (b) this Agreement has been duly authorized, executed and delivered by such RBM Party, and, and assuming due execution by each counterparty thereto, is a valid and binding obligation of such RBM Party, enforceable against such RBM Party in accordance with its terms except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) to the extent applicable, the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of such RBM Party as currently in effect, (d) the execution, delivery and performance of this Agreement by such RBM Party does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to such RBM Party, or (ii) to the extent applicable, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement to which such RBM Party is a party or by which it is bound and (e) such RBM Party, as of the date hereof, is the sole beneficial owner of the number of shares of Common Stock indicated as beneficially owned by such RBM Party on Exhibit A hereto, with exclusive power to vote such shares, including without limitation at the 2018 Annual Meeting.

5. Press Release.

Promptly following the execution of this Agreement, the Company shall issue a press release (the "Settlement Press Release"), mutually agreed between the Company and RBM or its Designee, announcing certain terms of this Agreement. Prior to the issuance of the Settlement Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee or subcommittee thereof) nor RBM nor any other RBM Party shall issue any press release or make public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Parties. During the Standstill Period, neither the Company nor RBM nor any other RBM Party nor the Agreed Appointees shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement.

6. Specific Performance.

The Company, on one hand, and the RBM Parties, on the other hand, acknowledge and agree that irreparable injury to the other would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that each of the Company, on one hand, and the RBM Parties, on the other hand, will be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof by the other and the other will not take action, directly or indirectly, in opposition to the Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

7. Expenses.

Within 30 days of the execution of this Agreement, the Company shall reimburse RBM for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with RBM's involvement at the Company, including, but not limited to the negotiation and execution of this Agreement, identification of any potential Agreed Appointees and any potential nomination of directors of the Company (including the notice of nomination), the preparation and prosecution of the Action and any other related activities and

114424748 v21

any actions in connection with the 2018 Annual Meeting and the Action incurred through the date hereof, up to a maximum of $1,200,000.

8. Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9. Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party); (c) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (d) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Aegean Marine Petroleum Network Inc.
10, Akti Kondili
185 45, Piraeus, Greece
Attention: Spyros Fokas
              Secretary
Email: s.fokas@ampni.com

with a copy (which shall not constitute notice) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attention: Gary Wolfe
Facsimile: (212) 480-8421
Email: wolfe@sewkis.com

If to any RBM Party:

1 Ferry Building, Suite 255
San Francisco, California 94111
Attention: Tyler Baron
Email: TBaron@sentinelrockcapital.com

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
Attention: Douglas Rappaport
                     Gerald Brant
Facsimile: (212) 872-7412
                     (212) 872-1002
E-mail: drappaport@akingump.com
                     gbrant@akingump.com

10.   Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction; provided, however, that corporate matters related to the Company will be determined in accordance with the internal laws of the Republic of the Marshall Islands without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction; provided, further, any ambiguity in the internal laws of the Republic of the Marshall Islands relating to corporate matters shall be determined in accordance with the internal laws of the State of Delaware without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.   Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties (including by means of electronic delivery or facsimile).

12.   Mutual Non-Disparagement.

Subject to applicable law, the Company, on one hand, and the RBM Parties, on the other hand, covenant and agree that, during the Standstill Period, or if earlier, until such time as the other or any of the agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors thereof shall have breached this Section 12, neither of them nor any of their respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, shall in any way publicly criticize, disparage, call into disrepute, or otherwise defame or slander the other, or the other's subsidiaries, affiliates, successors, assigns, officers (including any current officer of a Party or a Party's subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Party's subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, shareholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of the other, their businesses, products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, shareholders, agents, attorneys or representatives; provided, however, any statements made by RBM regarding the Company's operational or stock price performance, during periods following the date hereof, or any strategy, plans or proposals of the Company not supported by an Agreed Appointee that do not defame or slander any of the Company's officers, directors, employees, shareholders, agents, attorneys or representatives ("Company Opposition Statements") will not be deemed to be a breach of this Section 12 (subject to, for the avoidance of doubt, any duties and obligations of confidentiality that may otherwise apply), except that any Company Opposition Statement will only speak to a matter that has been made public by the Company; provided, further, however, that if an Agreed Appointee that is a partner or employee of RBM is currently serving on the Board, any Company Opposition Statement during such service will only speak to a matter that has first been made public by the Company. The Company will be permitted to respond with a statement similar in scope to any such Company Opposition Statement.

13.   Securities Laws.

Each RBM Party acknowledges that it is aware, and will advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws may prohibit any person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

14. Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term.

This Agreement contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and RBM (or the members of RBM). No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to any RBM Party, the prior written consent of the Company, and with respect to the Company, the prior written consent of RBM or its Designee. Other than as provided in Section 1(h)(vii), this Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities.

15. Term.

This Agreement shall terminate on the date, no earlier than immediately after the conclusion of the 2018 Annual Meeting, on which no Agreed Appointee serves as a director of the Board (but, for the avoidance of doubt, after the initial Agreed Appointees (or Replacement Directors, if applicable) are appointed to the Board) and, RBM or its Designee has notified the Company in writing that it will not seek to fill any such vacancies. Notwithstanding the foregoing, the provisions of Section 1(h)(vii), Sections 6 through 10, Section 13, Section 14 and this Section 15 shall survive such termination.

[The remainder of this page intentionally left blank]

114424748 v21

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

AEGEAN MARINE PETROLEUM NETWORK INC.

By: _George J. Koronis_ (signature)
Name:
Title:

RBM HOLDINGS LLC,

By: _____
Name: Tyler Baron
Title: Manager

By: _____
Name: Tyler Baron

By: _____
Name: Justin Moore

By: _____
Name: August Roth

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

**AEGEAN MARINE PETROLEUM
NETWORK INC.**

By: _____
    Name:
    Title:

                                RBM HOLDINGS LLC

                                By: _____
                                Name: Tyler Baron
                                Title: Manager

                                By: _____
                                Name: Tyler Baron

                                By: _____
                                Name: Justin Moore

                                By: _____
                                Name: August Roth

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

**AEGEAN MARINE PETROLEUM
NETWORK INC.**

By: _____
     Name:
     Title:

                           RBM HOLDINGS LLC

                           By: _____
                           Name: Tyler Baron
                           Title: Manager

                           By: _____
                           Name: Tyler Baron

                           By: *Justin Moore*_____
                           Name: Justin Moore

                           By: _____
                           Name: August Roth

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

AEGEAN MARINE PETROLEUM NETWORK INC.

By: _____

    Name:

    Title:

RBM HOLDINGS LLC

By: _____

Name: Tyler Baron

Title: Manager

By: _____

Name: Tyler Baron

By: _____

Name: Justin Moore

By: _____

Name: August Roth

EXHIBIT A
RBM PARTIES

RBM Party	Beneficial Ownership of Common Stock of RBM
TYLER BARON	1,808,000
JUSTIN MOORE	1,000
AUGUST ROTH	1,000
RBM HOLDINGS LLC	1,807,000

EXHIBIT B
[Form of Release]

THIS RELEASE (this "Release") is made as of April 26, 2018, by RBM Holdings LLC ("RBM") and its members signatory hereto (collectively, the "RBM Parties"). Capitalized terms used but not defined herein have the meanings assigned to them in the Agreement, dated April 26, 2018 (the "Agreement"), by and among Aegean Marine Petroleum Network Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Company") and RBM.

1. **Mutual Releases**: Among other things, the Agreement is intended to resolve all claims or potential claims of the RBM Parties against the Company, its officers, directors, employees and affiliates (collectively, the "Aegean Parties") related to the Action in accordance with the terms herein.

(a) Each of the RBM Parties and any entities or individuals controlled by, related to or affiliated with, or claiming by, through or under it, and each of their respective employees, agents, attorneys, partners, owners, shareholders, partnerships, sole proprietorships, corporations, limited liability companies, divisions, members, managers, managing directors, stockholders, principals, current and former employees, current and former officers and directors, parents, subsidiaries, divisions, legal representatives, personal representatives, other representatives, predecessors, successors, beneficiaries, heirs, and assigns (collectively, the "RBM Releasors"), for valuable consideration received, hereby forever release and discharge the Aegean Parties, and any entities or individuals controlled by, related to, affiliated with, or claiming by, through or under them, and each of their respective employees, agents, attorneys, partners, owners, shareholders, partnerships, sole proprietorships, corporations, limited liability

EXH-B-1

companies, divisions, members, managers, managing directors, stockholders, principals, current and former employees, current and former officers and directors, parents, subsidiaries, divisions, legal representatives, personal representatives, other representatives, predecessors, successors, beneficiaries, heirs, and assigns (collectively, the "Aegean Releasees") from any and all manner of claims, action and actions, cause and causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, and demands whatsoever, in law or in equity, asserted or unasserted, known or unknown, matured or unmatured, direct or derivative, in their individual names or in the name of the Company or otherwise, which any of the RBM Releasors ever had, now have, or may have, against any of the Aegean Releasees from the beginning of the world to the Execution Date of this Agreement (collectively, the "RBM Released Claims"). This release and waiver of the RBM Released Claims applies to any claims under any federal, state or local statute, including the laws of the United States, the Marshall Islands and Greece, or law of any other nation. Solely for purposes of this release and waiver, the definition "RBM Parties" shall include all members of the Committee for Aegean Accountability ("CAA"), the RBM Parties' Schedule 13D group that initiated its proxy contest against the Company. The RBM Parties affirm that they have been authorized by each member of CAA to act in a representative capacity and extend this release and waiver to cover any and all claims that may be brought by CAA's members or CAA itself.

(b)   Each of the Aegean Parties and any entities or individuals controlled by, related to or affiliated with, or claiming by, through or under it, and each of their respective employees, agents, attorneys, partners, owners, shareholders, partnerships, sole proprietorships, corporations, limited liability companies, divisions, members, managers, managing directors, stockholders, principals, current and former employees, current and former officers and directors, parents, subsidiaries, divisions, legal representatives, personal representatives, other representatives, predecessors, successors, beneficiaries, heirs, and assigns (collectively, the "Aegean Releasors"), for valuable consideration received, hereby forever release and discharge the RBM Parties, and any entities or individuals controlled by, related to, affiliated with, or claiming by, through or under them, and each of their respective employees, agents, attorneys, partners, owners, shareholders, partnerships, sole proprietorships, corporations, limited liability companies, divisions, members, managers, managing directors, stockholders, principals, current and former employees, current and former officers and directors, parents, subsidiaries, divisions, legal representatives, personal representatives, other representatives, predecessors, successors, beneficiaries, heirs, and assigns (collectively, the "RBM Releasees") from any and all manner of claims, action and actions, cause and causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, and demands whatsoever, in law or in equity, asserted or unasserted, known or unknown, matured or unmatured, which any of the Aegean Releasors ever had, now have, or may have, against any of the RBM Releasees from the beginning of the world to the Execution Date of this Agreement (collectively, the "Aegean Released Claims"). This release and waiver of the Aegean Released Claims applies to any claims under any other federal, state or local statute, including the laws of the United States, the Marshall Islands and Greece, or the law of any other nation.

(c)   The releases set forth in this Release shall not include: (i) any obligations of any Party set forth in the Agreement and the Confidentiality Agreements, dated April 18, 2018, by and between the Company and each of Tyler Baron, Donald Moore and Raymond

Bartoszek; or (ii) any matter, claim, action or cause of action arising after the Execution Date of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused this Release to be executed as of the date first written above.

RBM HOLDINGS LLC

By: _____

Name: Tyler Baron

Title: Manager

By: _____

Name: Tyler Baron

By: _____

Name: Justin Moore

By: _____

Name: August Roth

IN WITNESS WHEREOF, the undersigned has caused this Release to be executed as of the date first written above.

RBM HOLDINGS LLC

By: _____
Name: Tyler Baron
Title: Manager

By: _____
Name: Tyler Baron

By: *Justin Moore* _____
Name: Justin Moore

By: _____
Name: August Roth

IN WITNESS WHEREOF, the undersigned has caused this Release to be executed as of the date first written above.

RBM HOLDINGS LLC

By: _____
Name: *Tyler Baron*
Title: Manager

By: _____
Name: Tyler Baron

By: _____
Name: Justin Moore

By: _____
Name: August Roth